UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Western Uranium Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95984W109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95984W109
1	NAMES OF REPORTING PERSONS Russell S. Fryer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 283,334
	6	SHARED VOTING POWER 2,702,935
	7	SOLE DISPOSITIVE POWER 283,334
	8	SHARED DISPOSITIVE POWER 2,702,935

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,986,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

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CUSIP No. 95984W109
1	NAMES OF REPORTING PERSONS Baobab Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,702,935
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,702,935

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,935
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

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Item 1.

(a)	Name of issuer:

Western Uranium Corporation

(b)	Address of issuer’s principal executive offices:

330 Bay Street, Suite 1400

Toronto, Ontario M5H 2S8

Canada

Item 2.

(a)	Names of persons filing:

Russell S. Fryer

Baobab Asset Management LLC

(b)	Address of principal business office or, if none, residence:

3 Greenwich Office Park, Suite 102

Greenwich, CT 06831

(c)	Citizenship:

Russell S. Fryer is a citizen of the United States.

Baobab Asset Management LLC was organized in the State of Delaware.

(d)	Title of class of securities:

Common Shares

(e)	CUSIP No.:

95984W109

Item 3.

Not applicable.

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as if 12-31-17.

(a)	Amount beneficially owned:

Russell S. Fryer: 2,986,269 shares

This amount includes 283,334 common shares that the reporting person has a right to acquire within 60 days by exercising outstanding options. This amount does not include 66,666 common shares underlying unvested options that the reporting person did not have a right to acquire within 60 days after 12-31-17.

Baobab Asset Management LLC: 2,702,935 shares

(b)	Percent of class:

Russell S. Fryer: 14.6%

Baobab Asset Management LLC: 13.2%

These percentages were calculated based on a total of 20,510,500 shares outstanding at 12-31-17.

(c)	Number of shares as to which the persons have:

(i)	Sole power to vote or to direct the vote:

Russell S. Fryer: 283,334 shares

Baobab Asset Management LLC: 0 shares

(ii)	Shared power to vote or to direct the vote:

Russell S. Fryer: 2,702,935 shares

Baobab Asset Management LLC: 2,702,935 shares

(iii)	Sole power to dispose or to direct the disposition of:

Russell S. Fryer: 283,334 shares

Baobab Asset Management LLC: 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Russell S. Fryer: 2,702,935 shares

Baobab Asset Management LLC: 2,702,935 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

/s/ Russell S. Fryer
Russell S. Fryer

BAOBAB ASSET MANAGEMENT LLC

By:	/s/ Russell S. Fryer
Russell S. Fryer, Manager

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